UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the matter of: Natixis Advisors, L.P. Natixis ETF Trust II 888 Boylston Street Boston, MA 02199-8197	File No. 812-14870

Fourth Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

All communications and orders to:

Peter J. Shea, Esq.

K&L Gates LLP

599 Lexington Avenue, 32nd Floor

New York, NY 10022-6030

212-536-3988, peter.shea@klgates.com

Page 1 of 35 sequentially numbered pages.

As filed with the U.S. Securities and Exchange Commission on July 3, 2019

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of: Natixis Advisors, L.P. Natixis ETF Trust II File No. 812-14870	Fourth Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a) (2) of the 1940 Act and under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d) (1)(B) of the 1940 Act

I.	Summary of Application.

In this application, as amended (“Application”), Natixis Advisors, L.P. (the “Initial Adviser”) and Natixis ETF Trust II (the “Trust”, and collectively with the Initial Adviser, the “Applicants”), request an order under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (“Order”).

Applicants are seeking an Order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a), and 22(d) of the 1940 Act and Rule 22c-l under the 1940 Act (“ETF Relief”) to permit the Trust to create and operate a series with an actively managed investment portfolio (“Initial Fund”) that will offer exchange-traded shares (“Shares”).

Applicants request that the Order requested herein apply not only to the Initial Fund but also to any future series of the Trust offering Shares as well as other existing or future open-end management companies or existing or future series thereof offering Shares that will utilize active management investment strategies (collectively, “Future Funds”). Any Future Fund will (a) be advised by the Initial Adviser or an entity controlling, controlled by, or under common control with the Initial Adviser (the Initial Adviser and each such other entity or any successor thereto, an “Adviser”),1 and (b) comply with the terms and conditions of the Application. The Initial Fund and Future Funds together are the “Funds”. Each Fund will operate as an exchange-traded fund (“ETF”).

As an initial matter, Applicants note that the Securities and Exchange Commission (“Commission”) has issued orders on exemptive applications that involve actively managed ETFs seeking relief substantially identical to the relief that Applicants are requesting.2 A condition to those prior orders has historically been that before commencement of

[1]	For purposes of the requested Order, a “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[2]

See, e.g., TigerShares Trust, et al., 1940 Act Release Nos. 33392 (Mar. 7, 2019) (notice) and 33438 (Apr. 2, 2019); Pacer Funds Trust, et al., 1940 Act Release Nos. 33374 (Feb. 13, 2019) (notice) and 33397 (Mar. 12, 2019) (order); Victory Capital Management Inc., et al., 1940 Act Release Nos. 33371 (Feb. 2, 2019) (notice) and 33390 (Mar. 6, 2019) (order); AQR Trust and AQR Capital Management, LLC, 1940 Act Release Nos. 33342 (Dec. 21, 2018) (notice) and 33347 (Jan. 28, 2019) (order); RYZZ Capital Management, LLC, et al., 1940 Act Release Nos. 33332 (Dec. 19, 2018) (notice) and 33362 (Jan. 31, 2019); OSI ETF Trust, et al., 1940 Act Release Nos. 33330 (Dec. 19, 2018) (notice) and 33366 (Feb. 1, 2019); Ai Funds, Inc. and Deep A.I. ETF Trust, 1940 Act Release Nos. 33327 (Dec. 18, 2018) (notice) and 33348 (Jan. 29, 2019) (order); Pacific Global ETF Trust and Cadence Capital Management LLC, 1940 Act Release Nos. 33320 (Dec. 11, 2018) (notice) and 33353 (Jan. 29, 2019) (order). See also Precidian ETFs Trust, et al., 1940 Act Release Nos. 33440 (Apr. 8, 2019) (notice) (“Precidian 2019 Notice”) and 33477 (May 20, 2019) (order) (“Precidian 2019 Order” and collectively, “Precidian 2019 Notice and Order”).

trading on each Business Day,3 the ETF would disclose on its website the identities and quantities of all of the portfolio instruments held by the ETF that would form the basis for the ETF’s calculation of net asset value (“NAV”) at the end of the Business Day. However, the Commission recently issued an order allowing actively managed ETFs that will not disclose their portfolio holdings daily, but rather will disclose their portfolio holdings quarterly, as is currently required of other registered investment companies.4

Applicants believe that for some investment strategies, daily disclosure of an ETF’s portfolio holdings could lead to front-running of the ETF’s portfolio trades and allow other market participants to free ride on an ETF’s investment strategy. As described below, Applicants propose to offer ETFs that do not disclose their portfolio holdings daily and would allow for efficient trading of Shares through an effective Fund portfolio transparency substitute and publication of related information metrics, while still shielding the identity of the full Fund portfolio contents to protect the Funds’ performance-seeking strategies. Even though the Funds would not publish their full portfolio contents daily, Applicants believe that the proxy portfolio methodology, as described below (the “NYSE Proxy Portfolio Methodology”),5 would allow market participants to assess the intraday value and associated risk of a Fund’s then-current portfolio (the “Actual Portfolio”).6 As a result, Applicants believe that investors would be able to purchase and sell Shares in the secondary market at prices that are close to their end of day NAV. An important part of the NYSE Proxy Portfolio Methodology would be the creation of a proxy portfolio (“Proxy Portfolio”). Daily disclosure of the Proxy Portfolio contents, Proxy Overlap,7 and related metrics, as described below (together, the “Proxy Portfolio Disclosures”), would permit effective arbitrage, including hedging of risks associated with arbitrage and market making activities. In essence, the Proxy Portfolio Disclosures should permit market making in Fund Shares with narrow bid/ask spreads and the Fund Shares to trade on the secondary market at prices at or close to NAV.

As discussed below, moreover, we believe that the Funds would benefit investors by allowing them to access a greater choice of active portfolio managers in an ETF structure, which provides benefits over traditional mutual funds such as lower fund costs, tax efficiencies and intraday liquidity.

Accordingly, Applicants believe that the relief requested meets the standards required under the 1940 Act and should be granted.

A.	ETF Relief.

The Order would permit (i) Shares of the Funds to trade on an Exchange (as defined below) at prices set by the market rather than at NAV per Share; (ii) Shares to be redeemable in large aggregations only (“Creation Units”); and (iii) certain affiliated persons of the Trust to buy securities from, and sell securities to, the Funds in connection with the purchase and redemption of Creation Units.

Shares of each Fund will be purchased from the Trust only in Creation Units. Creation Units will be separable upon issue into such individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (“Exchange”). The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit.

[3]	“Business Day” is defined to include any day the Trust is open, including any day when it satisfies redemption requests as required by Section 22(e) of the 1940 Act.
[4]	Precidian 2019 Notice and Order.
[5]

The NYSE Proxy Portfolio Methodology is owned by the NYSE Group, Inc. (“NYSE Group”) and licensed for use by each Fund. The Funds are permitted, but not required, to include references “NYSE” or “NYSE Group,” or certain affiliates of NYSE Group, in their names.

[6]	The NYSE Group and any other person or entity designated by NYSE Group to manage the NYSE Proxy Portfolio Methodology will not provide recommendations as to the composition of the Actual Portfolio.
[7]

“Proxy Overlap” is a measure, expressed as a percentage of portfolio weight, of the overlap of the Proxy Portfolio holdings and the Actual Portfolio holdings based upon their components and their weights as of the close of the prior Business Day. The Proxy Overlap will be calculated by summing the minimum weights of each security held in common between the Actual Portfolio and the Proxy Portfolio. The minimum weight will be zero when a security is either in the Actual Portfolio or Proxy Portfolio but not in the other.

B.	Section 12(d)(1) Fund of Funds Relief.

Applicants are also requesting that the Order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(1)(B). Applicants request that any exemption under Section 12(d)(1)(J) apply to: (1) with respect to Section 12(d)(1)(B), any Fund that is currently or subsequently part of the same “group of investment companies” as the Initial Fund within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as well as any principal underwriter for a Fund and any Brokers selling Shares of a Fund to an Investing Fund, as defined below; and (2) with respect to Section 12(d)(1)(A), each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds, and that enters into a FOF Participation Agreement (as defined herein) to acquire Shares of a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts together are referred to herein as “Investing Funds”). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to knowingly sell Shares of the Funds to Investing Funds beyond the limitations set forth in Section 12(d)(1)(B) (“Section 12(d)(1) Relief”).

The Future Funds might include one or more ETFs that invest in other ETFs (“FOF ETF”). For purposes of complying with Section 12(d) of the 1940 Act, an FOF ETF will either comply with one of the relevant statutory exemptions, for example, Sections 12(d)(1)(F) or 12(d)(1)(G), alone or in conjunction with Rules 12d1-1, 12d1-2, or 12d1-3. In addition, an FOF ETF may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained from Section 12(d)(1).8

An Investing Fund may rely on the Order only to invest in Funds and not in any other registered investment company. In connection with the Section 12(d)(1) Relief, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the “in-kind” transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.

C.	Entities That May Rely on the Order.

All entities that currently intend to rely on the Order are named as Applicants. Any entity that relies on the Order in the future will comply with the terms and conditions of the Application.

Applicants further request that, following approval, the terms and conditions of the Order may apply to registered open-end management investment companies or series thereof not advised by the Adviser that seek to operate as ETFs structurally identical to the Funds (i.e., that utilize the NYSE Proxy Portfolio Methodology and provide Proxy Portfolio Disclosures and such other information discussed elsewhere in this Application instead of disclosing their portfolio holdings daily). Applicants anticipate that the NYSE Group or an affiliate thereof will enter into license agreements with other registered investment advisers seeking to operate ETFs structurally identical to the Funds.9 Future applicants of such funds will apply for a separate exemptive order that incorporates by reference all the terms and conditions of this Application and any amendments thereto.10

[8]	In no case, however, will a Fund that is a FOF ETF rely on the exemption from Section 12(d)(1) being requested in this Application.
[9]

The license agreement related to the Funds does not, and the license agreements related to any additional ETFs that operate structurally identical to the Funds will not, mandate that such ETFs’ shares be listed on an NYSE Group exchange. Shares of the Funds and such ETFs may be listed on, change listing to or be traded on a UTP basis on a non-NYSE Group exchange.

[10]

The Commission has provided similar relief to other applicants. See Precidian ETFs Trust, et al., File No. 812-14405, Seventh Amendment, filed Apr. 4, 2019; 1940 Act Release Nos. 33440 (Apr. 8, 2019) (notice) and 33477 (May 20, 2019) (order) and Eaton Vance Management, et al., File No. 812-14139, Fourth Amendment, filed Sept. 25, 2014; 1940 Act Release Nos. 31333 (Nov. 6, 2014) (notice) and 31361 (Dec. 2, 2014) (order). See also, e.g., American Beacon NextShares Trust, et al., File No. 812-14417, First Amendment, filed Feb. 23, 2015;1940 Act Release Nos. 31498 (Mar. 6, 2015) (notice) and No. 31542 (Apr. 1, 2015) (order).

D.	Request for Relief.

Applicants request the ETF Relief and Section 12(d)(1) Relief under Sections 6(c), 17(b), and 12(d)(1)(J) of the 1940 Act. Applicants believe that:

•

With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act;

•

With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of the ETFs and with the general purposes of the 1940 Act; and

•	With respect to the relief requested pursuant to Section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	Applicants.

A.	The Trust.

The Trust is a Massachusetts business trust and will be registered with the Commission as an open-end management investment company. It is authorized to offer an unlimited number of series. The Trust will offer and sell its securities pursuant to a registration statement on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933 (“Securities Act”) and the 1940 Act (each, a “Registration Statement”). The Trust will be overseen by a board of trustees (the “Board”) which maintains the composition requirements of Section 10 of the 1940 Act.11 The initial Board is constituted of a sole trustee. Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as “diversified” or “non-diversified” under the 1940 Act.

B.	The Initial Adviser.

The Initial Adviser will be the investment adviser to the Initial Fund. The Initial Adviser is a Delaware partnership and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”). Any Adviser to a Future Fund will be registered as an investment adviser under the Advisers Act. An Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund. An Adviser may enter into sub-advisory agreements with one or more investment advisers to act as sub-advisers with respect to the Funds (each a “Sub-Adviser”). Any Sub-Adviser will be registered under the Advisers Act.

C.	The Distributor.

The Trust will enter into a distribution agreement with one or more distributors. Each distributor will be a registered broker-dealer under the Exchange Act and will act as the distributor and principal underwriter (“Distributor”) of the Creation Units for the Funds. The Distributor for each Fund will comply with the terms and conditions of the Application. The Distributor will distribute Creation Units of the Shares on an agency basis. The Distributor of any Fund may be an affiliated person of the Adviser and/or Sub-Advisers.12

[11]	The term “Board” includes any board of directors or trustees of a Future Fund, if different.
[12]

The Adviser and any Sub-Adviser, as well as the Distributor, will each have adopted a Code of Ethics as required under Rule 17j-1 under the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”). In addition, the Adviser will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or associated person (“Inside Information Policy”). Any Sub-Adviser will be required to adopt and maintain a similar Inside Information Policy. In accordance with the Code of Ethics and Inside Information Policy of the Adviser or Sub-Advisers, personnel of those entities with knowledge about the composition of an Actual Portfolio will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

The Distributor is not and will not be affiliated with any Exchange.

III.	The Funds.

A.	The Funds and their Investments.

1. The Initial Fund. A description of the Initial Fund to be offered pursuant to the requested Order is attached hereto as Appendix A.

2. Investment Limitations of All Funds. Each Fund will invest only in ETFs, Exchange-traded notes, Exchange-listed common stocks,13 Exchange-traded preferred stocks, Exchange-traded American depositary receipts (“ADRs”)14 Exchange-traded real estate investment trusts, Exchange-traded commodity pools, Exchange-traded metals trusts, Exchange-traded currency trusts and exchange-traded futures15 that trade contemporaneously with Fund Shares, as well as cash and cash equivalents (together, the “Permissible Investments”).16 No Fund will borrow for investment purposes or hold short positions. The Funds also will not purchase any securities that are illiquid investments (as defined in Rule 22e-4(a)(8)) at the time of purchase. Each Fund will adopt fundamental policies consistent with the 1940 Act, which will be disclosed in each Fund’s registration statement. Each Fund intends to maintain the required level of diversification, and conduct its operations so as to meet the regulated investment company (“RIC”) diversification requirements under the Internal Revenue Code of 1986, as amended (the “Code”).

3. Benefits of Funds to Investors. Applicants believe that the Funds will provide investors with a greater choice of active portfolio managers and active strategies through which they can manage their assets in an ETF structure. This greater choice of active asset management is expected to be similar to the diversity of active managers and strategies available to mutual fund investors. Unlike mutual fund investors, investors in the Funds would also accrue the benefits derived from the ETF structure, such as lower fund costs, tax efficiencies, intraday liquidity, and pricing that reflects current market conditions rather than end-of-day pricing.

Investor awareness and interest in ETFs has grown tremendously since the inception of ETFs in 1993, and these investors increasingly want more options when selecting ETFs. As evidenced by growing asset and trading volumes, the adoption rate of ETFs continues to grow year over year. Portfolio managers using fundamental analysis investment strategies are typically reluctant to disclose their portfolio holdings daily due to the possibility of free riding and front running, and concerns over protecting their intellectual property. Some fixed income managers have been somewhat more comfortable disclosing their daily portfolio than active equity managers because it is much more costly and difficult to front run and free ride on fixed income strategies.17 The NYSE Proxy Portfolio Methodology will allow the Funds to offer investors traditional ETF benefits over mutual funds, increasing the number and competition of active strategies and managers available to ETF investors, while effectively shielding the Fund’s Actual Portfolio.

[13]	Although the Funds may invest in securities of companies of any capitalization, the Funds will not invest in “penny stocks,” as defined by Rule 3a51-1 under the Exchange Act.
[14]

ADRs are issued by a U.S. financial institution (a “depositary”) and evidence ownership in a security or pool of securities issued by a foreign issuer that have been deposited with the depositary. Each ADR is registered under the Securities Act on Form F-6. ADRs in which a Fund may invest will trade on an Exchange.

[15]

Exchange-traded futures are U.S. listed futures contracts where the future contract’s reference asset is an asset that the Fund could invest in directly, or in the case of an index future, is based on an index of a type of asset that the Fund could invest in directly, such as an S&P 500 index future. All future contracts that a Fund may invest in will be traded on a U.S. futures exchange, such as the Chicago Board of Trade or the Chicago Mercantile Exchange.

[16]	Cash equivalents are short-term U.S. Treasury securities, government money market funds, and repurchase agreements.
[17]

Nine out of ten of the largest active ETFs today invest primarily in fixed-income securities, the one exception being an active ETF that invests in master limited partnerships. This information is as of April 25, 2019 and based on analysis by NYSE Group of market capitalizations of all ETFs relying on active ETF listing rules (Managed Fund Shares) on all U.S. stock exchanges and markets (e.g., NYSE Arca Rule 8.600-E, NASDAQ Rule 5735 and Cboe BZX Rule 14.11(i)). Data Source: NYSE Connect – share outstanding and closing price data (www.nyse.com/connect).

Unlike ETFs that publish their portfolios on a daily basis, the Funds propose to allow for efficient trading of Shares through an effective Fund portfolio transparency substitute—Proxy Portfolio transparency—and daily publication of Proxy Portfolio Disclosures. Applicants believe that this approach will provide an important benefit to investors by protecting the Funds from the potential for front-running of portfolio transactions and the potential for free-riding on Fund portfolio strategies, each of which could adversely impact the performance of the Funds.

The proposed structure of the Funds will provide the platform for many more asset managers to launch ETFs, increasing the investment choices for consumers of actively managed funds, which should lead to a greater competitive landscape that can help to reduce the overall costs of active investment management for retail investors. Unlike mutual funds, the Funds (much like traditional ETFs) would be able to use the efficient share settlement system in place for ETFs today, translating into a lower cost of maintaining shareholder accounts and processing transactions.

Investors will also benefit from the Funds because fund operating costs, such as transfer agency costs, are generally lower in ETFs than in mutual funds. For the 2007-2013 period, transfer agency costs for mutual funds were incurred annually at an average of 0.17% or 17 basis points (“bps”) on an equal weighted basis and 14 bps on an average weighted basis.18 In contrast, transfer agency costs for an ETF are de minimis (less than a basis point).19 The Funds will have access to the identical clearing and settlement procedures now used by U.S. domiciled ETFs, and therefore, should experience many of the operational and cost efficiencies benefitting the current ETF investors.

We believe that in-kind Share creation/redemption orders will allow the Funds to enjoy overall transaction costs lower than those experienced by mutual funds. A Fund’s in-kind Share creation and redemption process, as discussed below, should facilitate and enhance active management strategies by generally limiting the portfolio manager’s need to transact in a large volume of trades in order to maintain desired investment exposures. Moreover, we believe that the Funds, as discussed below, will receive tax efficiency benefits of a typical ETF structure because of in-kind Share creation and redemption activity.

Finally, the Applicants expect, based on the analysis presented in Section III.B.2. below, that the Funds (much like traditional ETFs) will allow investors to benefit from narrow bid/ask spreads in Share trading prices and the ability to trade in Shares at market prices that are at or close to NAV.

B.	The NYSE Proxy Portfolio Methodology.

The goal of the NYSE Proxy Portfolio Methodology is to permit a Fund’s Proxy Portfolio, during all market conditions, to track closely the daily performance of the Fund’s Actual Portfolio and minimize intra-day misalignment between the performance of the Proxy Portfolio and the performance of the Actual Portfolio. The Proxy Portfolio is designed to reflect the economic exposures and the risk characteristics of the Actual Portfolio on any given trading day. The Applicants believe that the Proxy Portfolio Disclosures will enable arbitrageurs and market participants to use the component securities and their weightings in the Proxy Portfolio to calculate intraday values that approximate the value of the securities in the Actual Portfolio and, based thereon, assess whether the market price of the Shares is higher or lower than the approximate contemporaneous value of the Actual Portfolio and engage in arbitrage and hedging activities. These activities will ensure that Fund market prices remain close to the Fund’s NAV per Share. Moreover, the Proxy Portfolio Disclosures generated by the NYSE Proxy Portfolio Methodology will allow for effective hedging activities by market makers, so that Share market price bid/ask spreads will be narrow.

[18]	See NextShares November 2014 White Paper “Avoidable Structural Costs of Actively Managed Mutual Funds” at 4 (available at: https://www.nextshares.com/ns-resources.php).
[19]

Id. at 9. ETFs pay almost no transfer agency fees because ETFs issue and redeem shares only in large aggregations and process secondary market trades in their shares using the same highly efficient book entry system used to process stock trades.

1.	The Proxy Portfolio.

The Proxy Portfolio will be designed to recreate the daily performance of the Actual Portfolio. This is achieved by performing a “Factor Model” analysis of a Fund’s Actual Portfolio. The Factor Model is comprised of three sets of factors or analytical metrics: market-based factors, fundamental factors, and industry/sector factors.

Each Fund will have a universe of securities (the “Model Universe”) that will be used to generate the Fund’s Proxy Portfolio. The Model Universe will be comprised of securities that the Fund can purchase and will be a financial index or stated portfolio of securities from which Fund investments will be selected. For example, the Model Universes could be the S&P 500 Index, the Russell 1000 Index or simply the 3,000 largest U.S.-listed equity securities.

The results of the Factor Model analysis of a Fund’s Actual Portfolio are then applied to the Fund’s Model Universe. The daily Proxy Portfolio is then generated as a result of this Model Universe analysis with the Proxy Portfolio being a small sub-set of the Model Universe.20 The Factor Model is applied to both the Actual Portfolio and the Model Universe to construct a Fund’s Proxy Portfolio that performs in a manner substantially identical to the performance of its Actual Portfolio. 21

a.	Potential Effect on Markets for Certain Proxy Portfolio Component Securities.

Applicants recognize that including a security in a Fund’s Proxy Portfolio that is not held in the Fund’s Actual Portfolio, or that is held in a different amount in the Fund’s Actual Portfolio, could result in trading of that security and impact its market price. The Applicants believe, however, that the mere inclusion of components in the Proxy Portfolio that are not part of the Actual Portfolio or differences in their amounts will not have a noticeable impact on trading of such components. As with the Actual Portfolio, the assets that may be included in the Proxy Portfolio are expected to be extremely liquid and it is highly unlikely that either their inclusion in the Proxy Portfolio or the Creation Basket (as defined below)22 would cause a change in the prices of those securities, even during times of market volatility. Indeed, the NYSE Proxy Portfolio Methodology seeks to provide a mechanism whereby market participants can assess the intraday value of the Actual Portfolio and, therefore, by design seeks to exclude components from being included in the Proxy Portfolio whose values may change solely by virtue of being included in the Proxy Portfolio or Creation Basket. This issue is also not novel because arbitrageurs may currently hedge their ETF positions using securities not actually held by an ETF.

b.	Mitigation of Potential Investor Confusion.

Applicants do not believe the Proxy Portfolio will misrepresent the Actual Portfolio and/or cause investor confusion. The Proxy Portfolio is designed to provide an arbitrage tool for market participants to assess the intraday value and associated risk of the Actual Portfolio and not to represent exactly the component securities of the Actual Portfolio. The Funds will also provide a number of disclosures designed to prevent investor confusion in this regard, including the Legend (defined below), Proxy Overlap, the other Proxy Portfolio Disclosures and Fund periodic disclosures.

2.	The Proxy Portfolio as Acceptable Portfolio Transparency Substitute.

Most traditional ETFs are required to provide full daily portfolio holding disclosure. Applicants believe that the Proxy Portfolio would be acceptable to market participants as a substitute for full Actual Portfolio transparency. In particular, Applicants believe that the Proxy Portfolio Disclosures resulting daily from the NYSE Proxy Portfolio Methodology will provide sufficient information to (1) allow for effective hedging by market participants that will have the effect of keeping Share bid/ask spreads within a narrow range that will foster liquid Share markets, and (2) support

[20]

As a part of the Proxy Portfolio generation process, a restricted list is maintained to ensure that if one class of an issuer’s securities is excluded from (or included in) the Proxy Portfolio, other classes of securities of the same issuer are excluded from the Proxy Portfolio.

[21]

Each Fund will have in place policies and procedures pursuant to Rule 38a-1 under the 1940 Act regarding the Fund’s periodic oversight, thorough its chief compliance officer, of the parties responsible for the Proxy Portfolio construction process and such process’s compliance with the written policies and procedures of such parties.

[22]	As discussed below, the Creation Basket will be a pro rata slice of the Proxy Portfolio, subject to cash substitutions.

arbitrage activities by Authorized Participants (“APs”) and other arbitrageurs that will have the effect of keeping Fund Share trading prices reasonably close to Fund NAV per Share. Applicants expect this to be the case because, among other matters, the component securities included in the daily Proxy Portfolio and their weightings can be used by market participants as a “pricing basket” to value and hedge the Actual Portfolio.23

At the end of each trading day, each Fund will calculate its Proxy Overlap and the standard deviation over the past three months of the daily proxy spread (i.e., the difference, in percentage terms, between the Proxy Portfolio per share NAV and that of the Actual Portfolio at the end of the trading day) (“Tracking Error”) and publish such information before the opening of Fund Share trading each Business Day. The Proxy Overlap and Tracking Error will provide additional information to the market making community. Applicants believe this information, alongside the periodic Fund disclosures and the other Proxy Portfolio Disclosures, will provide the level of detail necessary to foster efficient markets and support effective arbitrage and hedging functions by giving them additional information as to the intraday value and associated risk of the Actual Portfolio. As a result, daily Tracking Error and Proxy Overlap publication should allow market participants to provide more efficient markets and therefore narrower bid/ask spreads.

a.	Effective Hedging - Expectations for Fund Bid/Ask Spreads & Fund Trading Price/NAV Arbitrage Opportunities.

Applicants believe that a reliable Fund Share hedging vehicle, where Proxy Portfolio performance is closely correlated to the Actual Portfolio performance, will reduce the risk of arbitrage trading and will encourage market making activity that drives Share market trading price closer to NAV per Share of the Fund. Applicants believe that market makers for the Shares would determine bid/ask spreads for the Shares based primarily on the market makers’ costs to hedge their exposure to the Shares, much in the same way that they determine bid/ask spreads for actively managed and passive ETFs that are already listed and traded in the secondary market. The prices and determination of effective hedging instruments will be influenced by the expected Tracking Error and the price differentials between the Proxy Portfolio, which is fully disclosed, and the expected NAV per Share that will be calculated at the end of the trading day.

Historically, active ETFs have sought to facilitate market making activity and arbitrage trading by providing full portfolio transparency. The Applicants have concluded that market making activity and arbitrage trading can be facilitated for a Fund by the information proposed to be provided to the market including: the identity and quantity of the components in the highly correlated Proxy Portfolio, the Proxy Overlap, the Tracking Error, and the last publically-disclosed Fund portfolio as well as the identity of the Fund’s benchmark index. All other factors being equal, our statistical analysis and case studies of Proxy Portfolio and Actual Portfolio performance correlation indicate that market maker bid/ask spreads for Shares should, on average, be similar to those of active ETFs currently trading on the markets.

More specifically, because the Proxy Portfolio will be constructed to generate performance that is correlated to the performance of the Actual Portfolio, Applicants believe that arbitrageurs and market participants will be able to use the component securities and their weightings in the Proxy Portfolio to calculate intraday values that approximate the value of the securities in the Actual Portfolio. Arbitrageurs and market makers then would be able to assess whether the market price of the Shares was higher or lower than the approximate contemporaneous value of the Actual Portfolio securities, and to make arbitrage and hedging decisions using the securities in the Proxy Portfolio.

As noted above, the Funds will only be invested in Permissible Investments. The liquidity and pricing transparency of these securities should facilitate the ability of exchange market makers, arbitrageurs, and other market participants to readily assess the approximate intraday value of the Shares based on the publication of the Proxy Portfolio and to make appropriate hedging and arbitrage decisions, as discussed above. This in turn should contribute to the efficient pricing of the Shares in secondary market trading.

[23]

Market makers are currently providing markets, hedging their positions, and creating and redeeming certain ETF shares utilizing pricing baskets that already function similarly to the intended function of the Proxy Portfolio Disclosures as a pricing basket. Similar to the expected use of the Proxy Portfolio, market makers receive a pricing basket that is different from the Actual Portfolio. Market makers in these cases can use the pricing basket to provide markets and hedge their positions in ETF shares throughout the day, each trade having an independent hedge.

Applicants recognize that, while publication of the Proxy Portfolio is not the same level of transparency as the publication of the full portfolio by a fully transparent active ETF, and could cause the Funds’ Shares to have wider spreads and larger premiums/discounts than fully transparent active ETFs using the same investment strategies,24 Applicants do not believe that such deviations would develop given the disclosure of the Proxy Portfolio, Proxy Overlap, other Proxy Portfolio Disclosures and Fund periodic disclosures. Applicants believe that such disclosures should permit Fund Shares to trade with narrow bid/ask spreads and at prices at or close to NAV. Indeed, the Commission recently issued an order permitting the operation of actively managed ETFs that will not disclose their portfolio holdings daily, but which the Commission believed would still provide an arbitrage mechanism that can work in an efficient manner to maintain secondary prices close to their NAVs.25 Applicants are requesting similar relief. While Applicants propose to provide information to market participants – i.e., the Proxy Portfolio Disclosures and other information discussed in this Application – that differs from the aforementioned order, Applicants believe that market participants will receive high-quality pricing and hedging signals that will enable such participants to engage in effective arbitrage transactions (including hedging their positions in Shares). Applicants therefore request that the Commission grant the requested relief on similar grounds.

3.	Inability to Replicate the Actual Portfolio Based on Proposed Fund Disclosures.

Applicants believe that it is statistically impractical to replicate the Actual Portfolio in a manner that would provide any trading advantage to a market participant over a Fund. A Fund’s daily disclosures, (e.g., Proxy Portfolio Disclosures and other Fund website information and periodic disclosures) are insufficient to permit a third-party to replicate the Fund’s Actual Portfolio because the NYSE Proxy Portfolio Methodology only uses lagged information regarding purchases and sales occurring in the Actual Portfolio. Moreover, the daily publication of the Creation Basket information is insufficient to replicate the Actual Portfolio because it is based on the Proxy Portfolio, the construction of which is discussed above.

In using the Proxy Portfolio, Applicants’ intent is not to mask the entire Actual Portfolio but only the current activity in the Actual Portfolio. None of the Proxy Portfolio Disclosures provide up-to-date, granular or frequent enough information about the Actual Portfolio to permit replication of the Actual Portfolio or Fund investment strategies on a current basis. The Applicants also have a significant incentive to minimize the risk that market participants could replicate the Actual Portfolio based on the disclosures to be provided by the Funds as set forth in this Application. 26 The purpose of the Proxy Portfolio is to facilitate the operation of ETFs that limit susceptibility of their strategies to practices like “front running” ETF trades and “free riding” of their investment strategies. Failure at that purpose could lead to the failure of a Fund with potential reputational damage to an Adviser.

C.	Other Features of the Funds.

1.	Capital Structure and Voting Rights; Book Entry.

Shareholders of a Fund will have one vote per Share or per dollar with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Massachusetts business trusts.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”). Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ or Adviser’s expense through the customary practices and facilities of the DTC and DTC Participants.

[24]

To the extent Shares have wide spreads and large premiums and/or discounts, investors could have gains or losses on their investments in Shares that are larger than those experienced by the Actual Portfolio.

[25]	See Precidian 2019 Notice, at paragraph 26.
[26]

The Commission has previously acknowledged the incentive of an applicant to minimize risks that an ETF transparency substitute would permit replication of the ETF’s portfolio. See Precidian 2019 Notice, at paragraph 34.

2.	Exchange Listing.

Shares will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities and ETFs. Except as permitted by the relief requested from Section 17(a), no affiliated person, or affiliated person of an affiliated person, of the Funds will maintain a secondary market in Shares. It is expected that the Exchange on which Fund Shares are listed will select, designate or appoint one or more Exchange Market Makers for the Shares of each Fund.27 As long as the Funds operate in reliance on the requested Order, the Shares will be listed on the Exchange.

3.	Purchases and Redemptions of Shares and Creation Units.

a.	General.

The Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of 4:00 p.m. Eastern time (“ET”) on each Business Day (“NAV Calculation Time”). The Trust will sell and redeem Creation Units of each Fund only on a Business Day. Creation Units of the Funds may be purchased and/or redeemed entirely for cash, as permissible under the procedures described below. Applicants anticipate that the trading price of a Share will range from $10 to $100.

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”). The names and quantities of the instruments that constitute the Deposit Instruments and the Redemption Instruments for a Fund (collectively, the “Creation Basket”)28 will be the same as the Fund’s Proxy Portfolio, except to the extent purchases and redemptions are made entirely or in part on a cash basis, as described below. If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”).

Each Fund will adopt and implement policies and procedures regarding the composition of its Creation Baskets. The policies and procedures will set forth detailed parameters for the construction and acceptance of baskets in compliance with the terms and conditions of the Order and that are in the best interests of the Fund, including the process for any revisions to or deviations from those parameters. The Fund’s basket policies and procedures would be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the 1940 Act.

[27]

If Shares are listed on NYSE Arca, Inc. (“NYSE Arca”) or a similar electronic Exchange (including The NASDAQ Stock Market LLC (“Nasdaq”)), one or more member firms of that Exchange will act as Exchange Market Maker and maintain a market for Shares trading on that Exchange. On Nasdaq, no particular Exchange Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Exchange Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Exchange Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Exchange Market Maker will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the 1940 Act due solely to ownership of Shares as discussed in Section IV.C. below.

[28]	Deposit Instruments and Redemption Instruments may include cash and/or securities.

A Fund that normally issues and redeems Creation Units in kind may require purchases and redemptions to be made entirely or in part on a cash basis.29 In such an instance, the Fund will announce, before the open of trading on a given Business Day, that all purchases, all redemptions, or all purchases and redemptions on that day will be made wholly or partly in cash. A Fund may also determine, upon receiving a purchase or redemption order from an AP, to have the purchase or redemption, as applicable, be made entirely or in part in cash.

Each Business Day, before the open of trading on the Exchange where the Fund is listed, the Fund will cause to be published through the National Securities Clearing Corporation (“NSCC”) the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. The Fund’s Proxy Portfolio and the Proxy Overlap will be published each Business Day regardless of whether the Fund decides to issue or redeem Creation Units entirely or in part on a cash basis.

All orders to purchase Creation Units must be placed with the Distributor by or through an AP, which is either: (1) a “participating party” (i.e., a Broker or other participant), in the Continuous Net Settlement (“CNS”) System of the NSCC, a clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in any case has executed a participant agreement with the Distributor and the transfer agent with respect to the creation and redemption of Creation Units. An investor does not have to be an AP, but must place an order through, and make appropriate arrangements with, an AP. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund, or any affiliated person of such person, will be an AP in Shares.

b.	Transaction Fees.

All persons purchasing or redeeming Creation Units are expected to incur a transaction fee to cover the estimated cost to a Fund of processing the transaction, including the costs of clearance and settlement charged to it by NSCC or DTC, and the estimated trading costs incurred in converting the Creation Basket to the desired portfolio composition (or vice versa) (“Transaction Fee”).

The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.30 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.31 Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Actual Portfolio. Variations in the Transaction Fee may be made from time to time.

In addition, investors purchasing or redeeming Creation Units that clear through DTC may pay a higher Transaction Fee than on purchases or redemptions that clear through NSCC,32 because Applicants expect DTC generally to charge Funds more than NSCC in connection with Creation Unit transactions. No sales charges for purchases of Shares of any Fund will be imposed by any Fund.

[29]

In determining whether a Fund will issue or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefits that would accrue to the Fund and its investors. For example, in light of anticipated purchases of different portfolio instruments, the Adviser may wish to receive additional cash as part of a Creation Basket or may wish to receive all cash instead of a Creation Basket. Purchases of Creation Units either entirely or partly in cash or in kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio instruments, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant use of in-kind redemptions. In addition, a Fund may permit an AP to deposit or receive, as applicable, cash in lieu of some or all of the instruments in the Creation Basket because such instruments are not eligible for trading by the AP or the investor on whose behalf the AP is acting (“custom order”).

[30]	In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.
[31]

Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments or requires purchases or redemptions to be made entirely or in part in cash on a given day, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Instruments.

[32]

APs who participate in the CNS System of the NSCC are expected to be able to use the enhanced NSCC/CNS process for effecting in-kind purchases and redemptions of ETFs (the “NSCC Process”) to purchase and redeem Creation Units of Funds that limit the composition of their Creation Baskets to include only NSCC Process-eligible instruments (generally domestic equity securities and cash). Because the NSCC Process is generally more efficient than the DTC clearing process (“DTC Process”), DTC will likely charge a Fund more than NSCC to settle purchases and/or redemptions of Creation Units.

c.	Timing.

All orders to purchase (or redeem) Creation Units, whether using the NSCC Process or the DTC Process, must be received by the Distributor no later than the NAV Calculation Time, generally 4:00 p.m. ET on the date the order is placed (“Transmittal Date”) in order for the purchaser (or redeemer) to receive the NAV determined on the Transmittal Date. In the case of custom orders, the order must be received by the Distributor sufficiently in advance of the NAV Calculation Time in order to help ensure that the Fund has an opportunity to purchase the missing securities with the cash in lieu amounts or to sell securities to generate the cash in lieu amounts prior to the NAV Calculation Time. On days when an Exchange closes earlier than normal, the Funds may require custom orders to be placed earlier in the day.

d.	Pricing of Shares.

The price of Shares will be based on a current bid/ask in the secondary market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Proxy Portfolio. Shares of a Fund, available for purchase or sale on an intraday basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Therefore, prices on the Exchange may be below, at or above the most recently calculated NAV of such Shares. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Transactions involving the purchases or sales of Shares on the Exchange will be subject to customary brokerage fees and charges.

4.	Dividend Reinvestment Service.

The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value, in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.

5.	Availability of Information.

Applicants believe that a great deal of information will be available to prospective investors about the Funds. Investors interested in a particular Fund can obtain its prospectus, statement of additional information (“SAI”), Shareholder Reports, Form N-CSR and Form N-CEN, filed with the Commission. The Prospectus, SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-CEN may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

The Funds’ website will include on a daily basis, per Share for each Fund, the prior Business Day’s NAV and the Closing Price or Bid/Ask Price, and a calculation of the end-of-day premium/discount of the Closing Price or Bid/Ask Price against such NAV. 33 The Funds may also provide additional quantitative information on their website. In addition, each Fund will provide any other information on its website regarding premiums/discounts that ETFs registered under the 1940 Act may be required to provide. The website also will include the Proxy Portfolio for each Fund, the Proxy Overlap and Tracking Error for each Fund and, once a Fund has completed a fiscal year, the median bid/ask spread for a Share for each Fund’s most recent fiscal year based on the National Best Bid and Offer at the time of calculation of NAV (or such other spread measurement as may be required for other ETFs registered under the 1940 Act).

[33]

The “end-of-day premium/discount” refers to the premium or discount to NAV at the end of a trading day and may be calculated based on the last Bid/Ask Price or the Closing Price on a given trading day. The “Closing Price” of Shares is the closing price of the Shares on the Fund’s Exchange. The “Bid/Ask Price” is based upon the National Best Bid and Offer as of the time of calculation of such Fund’s NAV. The “National Best Bid and Offer” is the mid-point between the current national best bid and national best offer as disseminated by the Consolidated Quotation System or UTP Plan Securities Information Processor.

In addition, because the Shares will be listed on an Exchange, prospective investors will have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s Closing Price and trading volume information will be publicly available daily, for instance, in the financial section of newspapers and a Fund’s website.

6.	Sales and Marketing Materials; Prospectus Disclosure.

Applicants will take steps to avoid investor confusion between the Funds and fully transparent active ETFs. Applicants will make clear, in plain English, the distinctive features of the Funds in each Fund’s Prospectus and SAI, as well as on the Funds’ website and in marketing materials. In a prominent location near the Fund’s name, on the outside front cover of each Fund’s prospectus and summary prospectus (if any), as well as each Fund’s web site and any marketing material, the Fund will include the following legend (the “Legend”), unless otherwise requested by the staff of the Commission:

This ETF is different from traditional ETFs.

Traditional ETFs tell the public what assets they hold each day. This ETF will not. This may create additional risks for your investment. For example:

•	You may have to pay more money to trade the ETF’s shares. This ETF will provide less information to traders, who tend to charge more for trades when they have less information.

•

The price you pay to buy ETF shares on an exchange may not match the value of the ETF’s portfolio. The same is true when you sell shares. These price differences may be greater for this ETF compared to other ETFs because it provides less information to traders.

•	These additional risks may be even greater in bad or uncertain market conditions.

•

The ETF will publish on its website each day a “Proxy Portfolio” designed to help trading in shares of the ETF. While the Proxy Portfolio includes some of the ETF’s holdings, it is not the ETF’s actual portfolio.

The differences between this ETF and other ETFs may also have advantages. By keeping certain information about the ETF secret, this ETF may face less risk that other traders can predict or copy its investment strategy. This may improve the ETF’s performance. If other traders are able to copy or predict the ETF’s investment strategy, however, this may hurt the ETF’s performance.

For additional information regarding the unique attributes and risks of the ETF, see section [X – i.e. the later discussion on the Proxy Portfolio and the risks of the Funds] below.

Further, in its Prospectus, marketing materials and website, each Fund will describe in plain English the nature and purpose of the Proxy Portfolio, how the Proxy Portfolio is designed to differ from the Fund’s Actual Portfolio, and where an investor can get access to the Proxy Portfolio and the Proxy Overlap. Each Fund will describe in more detail and in plain English that, (1) although the Proxy Portfolio is intended to provide investors with enough information to allow for an effective arbitrage mechanism that will keep the market price of the Fund at or close to the underlying NAV per Share of the Fund, there is a risk (which may increase during periods of market disruption or volatility) that market prices will vary significantly from the underlying NAV of the Fund; (2) ETFs trading on the basis of a published Proxy Portfolio may trade at a wider bid/ask spread than ETFs that publish their portfolios on a daily basis, especially during periods of market disruption or volatility, and therefore, may cost investors more to trade, and (3) although the Fund seeks to benefit from keeping its portfolio information secret, market participants may attempt to use the Proxy Portfolio to identify a Fund’s trading strategy, which if successful, could result in such market participants engaging in certain predatory trading practices that may have the potential to harm the Fund and its shareholders.

The Funds will also disclose that because the Shares are traded in the secondary market, a Broker may charge a commission to execute a transaction in Shares, and an investor also may incur the cost of the spread between the price at which a dealer will buy Shares and the somewhat higher price at which a dealer will sell Shares.

7.	Oversight of the Arbitrage Mechanism.

Both the Adviser and the Board will oversee the effectiveness of the Funds’ arbitrage mechanism. The Adviser will conduct day-to-day oversight of the arbitrage mechanism and the Board will consider, and receive reports regarding, the effectiveness of the Funds’ arbitrage mechanism at its quarterly meetings. The reports provided to the Board will provide key data and metrics relating to the effectiveness of the Funds’ arbitrage mechanism, including information regarding the premiums or discounts between the market prices and NAVs of a Fund’s Shares, as reported on the website for the Funds pursuant to condition A.2, during the quarter, the bid-ask spreads for the Shares during the quarter and any other information the Board deems reasonably necessary. This information will be designed to enable the Board to assess whether a Fund’s arbitrage mechanism is effective and whether trading activity in Fund Shares warrants additional scrutiny. The Adviser will monitor the premiums or discounts between the market prices and NAVs of a Fund’s Shares and the bid/ask spreads for the Fund’s Shares on a daily basis at the end of each Business Day.

Applicants intend to implement a structure, as specified in policies and procedures, involving both robust governance and a series of escalating and calibrated potential responses that are designed to respond to the seriousness and the specific causes of a disruption in the arbitrage mechanism. Given that this structure is unlike existing ETFs, the Adviser will monitor on an on-going basis how Shares trade, including the level of any end-of-day premium/discount to NAV and the bid/ask spreads on market transactions. Pursuant to Applicants’ policies and procedures, for at least the first three years after the launch of a Fund,34 the Adviser will promptly call a meeting of the Board (and will present to the Board for its consideration, recommendations for appropriate remedial measures) and the Board will promptly meet (1) if the Tracking Error exceeds 1%; (2) if, for 30 or more trading days in any quarter or 15 trading days in a row (a) the absolute difference between either the Closing Price or the Bid/Ask Price, on one hand, and NAV, on the other, exceeds 2%; or (b) the bid/ask spread exceeds 2%; or (3) as otherwise deemed necessary or appropriate by the Adviser.35 In such a circumstance, the Board will consider the continuing viability of the Fund, whether shareholders are being harmed, and what, if any, corrective measures would be appropriate to, among other things, narrow the difference between the value of the Proxy Portfolio and Actual Portfolio, end-of-day premium/discount, or bid/ask spread, as applicable.36 The Board will then decide whether to take any such action. Potential actions may include, but are not limited to: (a) changing lead market makers; (b) listing the Fund on a different Exchange; (c) changing the size of Creation Units; (d) changing the Fund’s investment objective or strategy; (e) publicly disclosing additional information regarding the Proxy Portfolio and/or Actual Portfolio; (f) reducing the lag time embedded in the NYSE Proxy Portfolio Methodology; and (g) revising the algorithms and Model Universe used as part of the NYSE Proxy Portfolio Methodology. Should the Adviser conclude that the end-of-day premium/discount between the market price and NAV of the Shares remains persistently high, it could recommend to the Board that it liquidate the applicable Fund or authorize the Adviser to pursue the potential conversion of the Fund to a fully-transparent, active ETF or a mutual fund. The Board will also regularly review each Fund’s historical premiums/discounts and bid-ask spreads following the three-year period after the Fund’s launch, under the same standards as applied during the first three years of a Fund’s life, and determine if any corrective measures may be appropriate.

[34]	After the first three years, the Fund’s Board will determine whether extending such three-year term is appropriate for the protection of the Fund’s shareholders.
[35]

Applicants believe the proposed time periods and thresholds strike an appropriate balance between investors’ need for an orderly market and the need for additional Board review. Applicants reserve the right to adopt additional or lower (i.e., less than 2%) thresholds to the extent deemed appropriate and approved by the Fund’s Board.

[36]

For at least the first three years after launch of each Fund, the Board will also undertake these considerations on an annual basis regardless of whether the Fund’s preset thresholds have been crossed.

8.	Monitoring of Actual and Proxy Portfolio Securities.

Applicants acknowledge that a security held in the Actual Portfolio but not in the Proxy Portfolio might not have readily available market quotations, which could be the situation when, for example, an Exchange institutes an extended trading halt in a portfolio security, leading to a potential increase in the difference between the value of the Actual Portfolio and Proxy Portfolio. If the trading of a security held in a Fund’s Actual Portfolio is halted or otherwise does not have readily available market quotations and the Adviser believes that the lack of any such readily available market quotations may affect the reliability of the Proxy Portfolio as an arbitrage vehicle or otherwise determines it is in the best interest of the Fund, the Adviser promptly will disclose on the Fund’s website the identity and weighting of such security for so long as such security’s trading is halted or otherwise does not have readily available market quotations and remains in the Actual Portfolio. The Applicants believe that this intraday corrective measure will allow sufficient market information so that market participants can continue to engage in Share arbitrage and hedging transactions effectively.37

Applicants believe that in situations where a security in the Proxy Portfolio does not have a readily available market quotation, the effectiveness of the Proxy Portfolio as an arbitrage vehicle is unlikely to be materially affected given the large number of securities expected to be included in the Proxy Portfolio.38 If, however, the Adviser believes that the lack of any such readily available market quotations may affect the reliability of the Proxy Portfolio as an arbitrage vehicle or otherwise determines it is in the best interest of an affected Fund, the Adviser will promptly take any remedial steps it believes necessary and appropriate.

9.	Protecting Confidential Information.

Because the Funds will not publicly disclose their portfolio holdings daily, the selective disclosure of material nonpublic information, including information other than portfolio information, would be more likely to provide an unfair advantage to the recipient than in other ETFs. Accordingly, the Funds and each person acting on behalf of the Funds will be required to comply with Regulation Fair Disclosure39 as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein shall not apply). In addition, the Actual Portfolios will be considered material, non-public information under the codes of ethics of the Funds, Adviser, Distributor and any Sub-Adviser and the agreements related to the Funds’ other service providers with, or any other party given, access to the Actual Portfolio, including the custodian, administrator and fund accountant, will include appropriate confidentiality provisions and be generally prohibited from trading based upon this information.

IV.	Funds of Funds.

A.	The Investing Funds.

As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which it seeks to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Sub-Adviser”). Each Investing Fund Adviser will be registered as an investment adviser under the Advisers Act. Any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act, unless not required to register.

[37]

If at any time that the securities representing 10% or more of a Fund’s Actual Portfolio do not have readily available market quotations, Applicants would request that the Exchange halt trading in the Fund’s Shares. Applicants recognize that many retail investors do not have the tools to identify and monitor such major disruptions in the market, and believe the 10% threshold strikes an appropriate balance between two competing interests of a Fund’s investors: (1) protection from the potential significant negative impact of unusual market events and (2) the ability to freely trade Shares of a Fund.

[38]

To the extent that a security in the Proxy Portfolio does not have readily available market quotations, the security would be treated consistently with standard procedures used by existing ETFs with respect to adjusting published creation baskets. In such situations, a Fund would accept or deliver cash in lieu for the security and adjust the estimated cash amount in the Proxy Portfolio with respect to the security deemed non-deliverable.

[39]	See Selective Disclosure and Insider Trading, 1940 Act Release No. 24599 (Aug.15, 2000).

B.	Proposed Transactions.

Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1) (A) and (B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.

C.	Fees and Expenses.

Shares of the Funds will be sold by the Funds without sales loads. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D.	Conditions and Disclosure Relating to Section 12(d)(1) Relief.

To ensure that the Investing Funds understand and comply with the terms and conditions of the requested relief even though the Investing Funds will not be part of the same group of investment companies as the Funds and will not have an Adviser that is the same as the Investing Fund Adviser or Sponsor, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company.

V.	Request for Exemptive Relief and Legal Analysis.

Applicants request a Commission Order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a) (1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1) (A) and (B) of the 1940 Act.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act. Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors.

A.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act.

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an Order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares in Creation Units only.

Investors may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption through an AP. Moreover, listing on the Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that are close to their end of day NAV.

Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for current fully transparent index-based and actively managed ETFs to redeem their shares only in Creation Units. While Applicants recognize that the potential for wider spreads and more significant deviations between a security’s Closing Price and/or Bid/Ask Price on one hand, and NAV on the other, exists with actively managed ETFs that do not publish their portfolios on a daily basis, Applicants believe that the NYSE Proxy Portfolio Methodology and the Proxy Portfolio Disclosures derived therefrom described above will provide an effective substitute for full portfolio transparency. Since market participants will have access to this information at all times, the risk of significant deviations between NAV and market price is similar to that which exists in the case of other index-based and actively managed ETFs. Further, as mentioned herein, Applicants believe that the disclosures to be made by the Funds are sufficient to safeguard against investor confusion. Thus, Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

B.	Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act.

Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on an Exchange. The Shares will trade on and away from the Exchange40 at all times on the basis of current Bid/Ask Prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.41

Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In this factual setting, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Although the portfolio of a Fund will be managed actively to seek to achieve a Fund’s stated investment objective, Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

[40]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.
[41]	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; 1940 Act Release No. 13183 (April 22, 1983).

Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers and do not believe that the fact that a Creation Unit of Shares can be purchased or redeemed at NAV, while individual Shares can trade at market prices, creates the potential for discrimination or preferential treatment among investors. The Commission has stated that Section 22(d) and Rule 22c-1 are designed to require that fund shareholders be treated equitably when buying and selling their fund shares and that “[i]n granting relief from Section 22(d) of the [1940] Act and Rule 22c-1 under the [1940] Act, the Commission relies on [a] close tie between what retail investors pay and what Authorized Participants pay [for ETF shares] to make the finding that the ETF’s shareholders are being treated equitably when buying and selling shares.”42 Applicants believe that the Proxy Portfolio Disclosures will allow market participants to assess the intraday value and associated risk of the Actual Portfolios, which will facilitate arbitrage activity in Shares and should ensure that a Share’s market price and NAV remain close.43 Accordingly, all investors will be able to transact in Shares at prices at or close to NAV, whether the investors are transacting in the secondary market or through purchases or redemptions with the Fund, as a result of the ability to create or redeem Shares at NAV.

Any profits that are generated as a result of arbitrage transactions would not be a result of any unjust discriminatory or preferential treatment between arbitrageurs and ETF investors. Such profits would result from a trading strategy that is unique to arbitrageurs and that benefits all investors as it works to reduce the difference between NAV and secondary market price. Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on an Exchange. Therefore, no Broker should have an advantage over another Broker in the sale of Shares.

Furthermore, Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to ETF Relief.

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to allow certain affiliated persons to effectuate purchases and redemptions of Creation Units in-kind.

[42]	See Precidian 2019 Notice, at paragraph 12.
[43]

Applicants recognize that the Commission has historically required that actively-managed ETFs provide daily portfolio transparency as a part of this mechanism. However, the Commission recently issued an order permitting the operation of actively managed ETFs that will not disclose their portfolio holdings daily, but which the Commission believed would still provide an arbitrage mechanism that can work in an efficient manner to maintain secondary prices close to their NAVs. See Precidian 2019 Notice, at paragraph 26, and Precidian 2019 Order. Applicants are requesting relief similar to such order. While Applicants propose to provide information to market participants – i.e., the Proxy Portfolio Disclosures and other information discussed in this Application – that differs from that order, Applicants believe that market participants will receive high-quality pricing and hedging signals that will enable such participants to engage in effective arbitrage transactions (including hedging their positions in Shares) and that, therefore, there is no meaningful difference between that order and the Order requested by this Application.

Section 17(a)(1) of the 1940 Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust... by the depositor thereof.

Section 17(a)(2) makes it unlawful

for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

An “affiliated person” of a person, pursuant to Section 2(a)(3)(A) of the 1940 Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the 1940 Act “any person, directly or indirectly, controlling, controlled by or under common control with, such other person.” Section 2(a)(9) of the 1940 Act defines “control” as

...the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

The Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company, or series thereof, advised by the Adviser (an “Affiliated Fund”). A large institutional investor could own more than 5% of a Fund, or in excess of 25% of a Fund, making that investor a first-tier affiliate of the Fund under Section 2(a)(3)(A) or (C). In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more, or in excess of 25%, of such other Affiliated Fund, making that investor a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(l) and 17(a)(2) could be read to prohibit such person from purchasing and redeeming Shares through in-kind transactions with the Fund.

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.44 Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) pursuant to Sections 6(c) and 17(b) to permit persons that are first-tier affiliates or second-tier affiliates of the Funds solely by virtue of: (a) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund. Both the deposit procedures for in-kind purchases of Creation Units of Shares and the redemption procedures for in-kind redemptions will be effectuated in exactly the same manner for all purchases and redemptions and for all purchasers and redeemers. There will be no discrimination among purchasers or redeemers. Except in the limited circumstances described in Section III.C.3. above, the Creation Basket composition used for purchases or for redemptions will be the same regardless of the identity of the purchaser or redeemer.

[44]

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be affiliated persons or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the 1940 Act. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

The Creation Basket will be based on the Proxy Portfolio, which is designed to approximate the value and performance of the Actual Portfolio. All Creation Basket instruments will be valued in the same manner as they are valued for purposes of calculating the Fund’s NAV, and such valuation will be made in the same manner regardless of the identity of the purchaser or redeemer. Further, the total consideration paid for the purchase or redemption of a Creation Unit of Shares will be based on the NAV of such Fund, as calculated in accordance with the policies and procedures set forth in its registration statement. Under these circumstances, Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of a Fund by any Creation Unit investor.

In addition, Applicants note that the ability of a Fund to take deposits and make redemptions in-kind may aid in achieving the Fund’s investment objectives by allowing it to be more fully invested, minimizing cash drag and reducing flow-related trading costs. In-kind transactions may also increase a Fund’s tax efficiency and promote efficient secondary market trading in Shares by reducing Transaction Fees applicable to purchases and redemptions of Shares.

Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the 1940 Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to a Fund and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing portfolio instruments held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing portfolio instruments held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants contend that, with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the 1940 Act. Applicants also contend that, with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Thus, Applicants request the Order under Sections 6(c) and 17(b) in respect of Section 17(a)(1) and 17(a)(2).

D.	Section 12(d)(1) of the 1940 Act.

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(l)(B) of the 1940 Act.

Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.45 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.46 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”47

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).48 These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).49

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that an Investing Fund enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).

The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the Order. Condition B.1 limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act. For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.

For purposes of this Application, an “Investing Fund’s Sub-Advisory Group” is defined as any Investing Fund Sub-Adviser, any person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser. The condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund, and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter and principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities.

[45]	House Hearing, 76th Cong., 3d Sess., at 113 (1940).
[46]	Hearing on S. 3580 Before the Subcomm. Of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).
[47]	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).
[48]	See, H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).
[49]	REPORT OF THE SECURITIES AND EXCHANGE COMMISSION ON THE PUBLIC POLICY IMPLICATIONS OF INVESTMENT COMPANY GROWTH, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Conditions B.2, B.3, B.4, B.6, B.7, B.8 and B.9 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Sub-Adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A).

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“Independent Directors or Trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.

Under Condition B.5, an Investing Fund Adviser, trustee of an Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Fund. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in Financial Industry Regulatory Authority (“FINRA”) Rule 2341.50

[50]	Any references to FINRA Rule 2341 include any successor or replacement rule to FINRA Rule 2341 that may be adopted by FINRA.

The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company.51 No Fund relying on the Section 12(d)(1) Relief will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Section 12(d)(l)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds relying on the exemption from Section 12(d)(1) requested herein will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of fees.

On the basis of the foregoing, Applicants believe that an exemption from (i) Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from Section 12(d)(1)(B) to permit the Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of the limits set forth therein satisfies the requirements of Section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.

E.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Section 12(d)(1) Relief.

Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in the accompanying in-kind transactions.

Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Investing Fund, and direct sales and redemptions of its Shares with an Investing Fund and any accompanying in-kind transactions could be prohibited. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are sub-advised by an Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii)	the proposed transaction is consistent with the general purposes of the 1940 Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

[51]

Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the 1940 Act. The FOF Participation Agreement also will include this acknowledgment.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.52

Second, the proposed transactions directly between Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

F.	Discussion of Precedent.

The ETF Relief and Section 12(d)(1) Relief are substantially the same as relief previously granted by the Commission, except that the Funds would not provide full portfolio transparency, which was historically required until the Commission issued the Precidian 2019 Notice and Order. Similarly, the parameters and arguments for the relief from Section 17(a) to permit certain affiliated persons to effectuate purchases and redemptions of Creation Units in-kind by using Creation Baskets that are generally not pro rata slices of the actual portfolio is consistent with the relief that the Commission has previously granted to exchange-traded managed funds, another type of exchange-traded product that does not provide full portfolio transparency on a daily basis.53

[52]

To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions.

[53]	Eaton Vance Management, et al., 1940 Act Release Nos. 31333 (Nov. 6, 2014) (notice) and 31361 (Dec. 2, 2014) (order)

VI.	Conditions.

Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

A.	ETF Relief.

1. As long as a Fund operates in reliance on the requested Order, the Shares of the Fund will be listed on an Exchange.

2. The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day’s NAV and the Closing Price or Bid/Ask Price, a calculation of the premium or discount of the Closing Price or Bid/Ask Price against such NAV, and any other information regarding premiums and discounts as may be required for other ETFs registered under the 1940 Act. The website will also disclose the median bid/ask spread for each Fund’s most recent fiscal year based on the National Best Bid and Offer at the time of calculation of NAV(or such other spread measurement as may be required for other ETFs registered under the 1940 Act).

3. Each Fund will include the Legend in a prominent location on the outside cover page of its prospectus, as well as on its website and any marketing materials.

4. On each Business Day, before the commencement of trading of Shares, each Fund will publish on its website the Proxy Portfolio and Proxy Overlap for that day.

5. The Adviser or any Sub-Adviser, directly or indirectly, will not cause any AP (or any investor on whose behalf an AP may transact with the Fund) to acquire any Deposit Instrument for a Fund through a transaction in which the Fund could not engage directly.

6. Each Fund will provide Commission staff with periodic reports (for which confidential treatment may be requested) containing such information as the Commission staff may request.

7. Each Fund and each person acting on behalf of a Fund54 will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein shall not apply).

8. The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively managed ETFs that disclose a proxy portfolio on each Business Day, without fully disclosing the ETF’s entire portfolio at the same time.

9. Each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, all written agreements (or copies thereof) between an AP and the Fund or one of its service providers that allows the AP to place orders for the purchase or redemption of Creation Units.

B.	Section 12(d)(1) Relief.

1. The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

[54]	For purposes of this condition, “person acting on behalf of a Fund” shall have the same meaning as “person acting on behalf of an issuer” for a closed-end investment company under 17 CFR 243.101(c).

2. No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3. The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4. Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in Section l2(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5. The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6. No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7. The Board of a Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9. Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10. Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

12. No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

VII.	Procedural Matters.

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.

Natixis ETF Trust II

By:	/s/ David L. Giunta
David L. Giunta
Sole Initial Trustee

Natixis Advisors, L.P.

By:	Natixis Distribution Corp., as general partner

By:	/s/ Russell L. Kane
Russell L. Kane
Executive Vice President, General Counsel, Secretary and Clerk

VERIFICATION

RULE 0-2(d)

NATIXIS ETF TRUST II

The undersigned states that he has duly executed the attached Application dated July 3, 2019 for and on behalf of Natixis ETF Trust II; that he is the Sole Initial Trustee of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Natixis ETF Trust II

By:	/s/ David L. Giunta
David L. Giunta
Sole Initial Trustee

VERIFICATION

RULE 0-2(d)

NATIXIS ADVISORS, L.P.

The undersigned states that he has duly executed the attached Application dated July 3, 2019 for and on behalf of Natixis Distribution Corp., as general partner of Natixis Advisors, L.P.; that he is the Executive Vice-President, General Counsel, Secretary, and Clerk of such company; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Natixis Advisors, L.P.

By:	Natixis Distribution Corp., as general partner

By:	/s/ Russell L. Kane
Russell L. Kane
Executive Vice President, General Counsel, Secretary and Clerk

RESOLUTIONS OF NATIXIS ETF TRUST II

RESOLVED, that the preparation and filing with the SEC on behalf of the Trust of an application for an order of exemption under Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act requesting to permit the operations of, and the offering of shares, of actively-managed, non-transparent exchange-traded funds, and the sale of those shares to other investment companies beyond the limits of Section 12(d)(1) of the 1940 Act (the “Exemptive Application”), and any amendments and restatements thereof be, and it hereby is, authorized and approved, and the Initial Trustee of the Trust be, and hereby is, authorized and directed to prepare, execute and file with the SEC the Exemptive Application and any and all amendments to said Exemptive Application.

APPENDIX A

Applicants currently expect the Initial Fund to seek total returns by investing in Permissible Investments.

A-1